

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

<u>Via E-Mail</u>

Mr. Lee Costerd
Chief Financial Officer
Wolverine Exploration Inc.
4055 McLean Road,
Quesnel, British Columbia,
Canada V2J 6V5

      **Re: Wolverine Exploration Inc.
              Form 10-K for the Fiscal Year Ended May 31, 2010
              Filed August 31, 2010
              File No. 000-53767**

Dear Mr. Costerd:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        /s/ Karl Hiller

                        Karl Hiller
                        Branch Chief